[E.ON LETTERHEAD]
June 29, 2007
VIA EDGAR AND FACSIMILE (202) 942-9648
Mr. Adam Phippen
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549
USA
     Re: Comment Letter of June 19, 2007 (File No. 001-14688)
Dear Mr. Phippen:
We refer to the comment letter, dated June 19, 2007 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 Form 20-F”)
This letter sets forth E.ON’s (the “Company”) response to the Staff’s comment contained in the Comment Letter. In accordance with the Staff’s request, we are submitting this letter through EDGAR as confidential correspondence, as well as providing this additional courtesy copy via fax. For ease of reference, we have repeated the Staff’s comment in italicized text preceding our response.

E.ON AG FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006
Item 18. Financial Statements
Consolidated Statements of Cash Flows, page F-5
1.	Please tell us how you classify proceeds from the sale of discontinued operations discussed in Note 4 and the basis in GAAP for such classification. If proceeds are included in cash provided by (used for) investing activities of continuing operations, explain the facts and circumstances that result in a classification other than discontinued operations on a basis consistent with the classification of gains and losses on the sale of discontinued operations in the statements of income.
E.ON Response:
In the statement of cash flows, we have segregated cash flows relating to the activities of the businesses that are considered discontinued operations from cash flows of continuing operations. However, the proceeds from the sale of discontinued operations discussed in Note 4 to the Consolidated Financial Statements have been consistently included within the line item “Proceeds from disposal of equity investments” within the caption “Cash provided by (used for) investing activities” of continuing operations for all periods presented.
We do not believe that US GAAP requires the cash flow from such transactions to be segregated from other investing activities in the statement of cash flows.
While the income statement specifically requires the gain or loss resulting from the disposal of a business that is classified as discontinued operations to be segregated from continuing operations, there is no such requirement with respect to the cash proceeds resulting from such disposal in the cash flow statement — US GAAP does not address this point. We believe that the distinction in the objectives of the disclosure support this distinction in presentation. SFAS 144.B101 states that reporting discontinued operations separately from continuing operations provides investors with information that is relevant in assessing the effects of disposal transactions on the ongoing operations of the entity. This contrasts to the objectives of the cash flow statement outlined in SFAS 95.5 which include, but are not limited to, the assessment of the enterprises ability to meet its obligations, pay dividends, and its needs for external financing.
Unlike the activity prior to disposal of the discontinued operations, the cash proceeds from the sale of the business is no different from the sale of any other asset that is included in continuing operations — it is an investing activity that provides cash to us to meet our obligations, pay dividends, etc. From a cash flow perspective, proceeds from the sale of discontinued operations increase the Company’s current capital resources and are available for the Company’s immediate use in current and/or future operating, investing or financing activities.
The effect of proceeds from the sale of discontinued operations on the Company’s cash flow from investing activities can be assessed using the information provided in Note 4 to the Consolidated Financial Statements (“Acquisitions, Disposals, Discontinued Operations and Disposal Groups”), which includes sales price figures for each discontinued operation sold in any of the periods presented. We believe that such presentation provides the most useful and transparent information to our investors, allowing them to differentiate between cash inflows from continuing and discontinued operations, and also best reflects the economic substance of these disposal transactions.
E.ON acknowledges that:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

E.ON respectfully requests that the Staff advise us at its earliest convenience if the Staff believes the response set forth in this letter is incomplete or unsatisfactory or if the Staff has any further comments on our filings.
Sincerely,
Karl-Heinz Feldmann
Senior Vice President Legal Affairs
Michael C. Wilhelm
Senior Vice President Accounting
Cc:
Marcus Schenck, Member of the Board of Management and Chief Financial Officer
Wolfgang Laue, PricewaterhouseCoopers AG
Wayne Carnall, PricewaterhouseCoopers LLP
Michael J. Volkovitsch, Cleary, Gottlieb, Steen & Hamilton LLP